Mealthy, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,922,603.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-238,131.25
12000 Undeposited Funds	0.00
13800 Inventory	143,154.14
20000 Accounts Payable (A/P)	204,435.51
23020-1 Sales Tax Payable:Sales Tax Receipts	236,523.91
23020-2 Sales Tax Payable:Sales Tax Payments	-133,767.67
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**212,214.64**
Net cash provided by operating activities	**$ -1,710,388.94**
INVESTING ACTIVITIES	
14100 Security Deposit	-3,838.66
14600-1 Due from Affiliates:Essentially Healthy, LLC	-11,744.85
14600-2 Due from Affiliates:Mealthy Mexico	-20,749.00
Net cash provided by investing activities	**$ -36,332.51**
FINANCING ACTIVITIES	
30000 Bernardo de la Vega - Equity	2,246,743.93
31999 Opening Balance Equity	0.00
Net cash provided by financing activities	**$2,246,743.93**
NET CASH INCREASE FOR PERIOD	**$500,022.48**
Cash at beginning of period	24,439.14
CASH AT END OF PERIOD	**$524,461.62**